1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2012
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date December 14, 2012	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) OVERSEAS REGULATORY ANNOUNCEMENT

This overseas regulatory announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The content of the following information published by Aluminum Corporation of China Limited* on the website of the Shanghai Stock Exchange is set out herein for reference purpose only.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
14 December 2012

As at the date of this announcement, the members of the Board comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Caiming and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only

Stock Code: 601600	Abbreviation: Chalco	Code of Announcement: Lin No. 2012-050

Aluminum Corporation of China Limited*
Announcement on Resolutions of the 33rd Meeting
of the 4th Session of the Board

The Company and all members of the board of directors warrant the truthfulness, accuracy and completeness of the information disclosed herein, and accept joint responsibility for any misrepresentation or misleading statement contained in or material omission from this announcement.

The 33rd meeting of the 4th session of the Board of Aluminum Corporation of China Limited* (the "Company") considered and approved the following proposal by way of written resolution on 14 December 2012. The consideration and voting procedures for the written resolution were in compliance with the requirements of laws, rules, regulations and the Articles of Association. The meeting considered and approved the following resolution:

The Proposal in Relation to Acquisition of Equity Interests in and Capital Increase to Ningxia Electric Power Group Co., Ltd.*

(1)	It was approved that the Company will participate in the bid of the 23.66% equity interest in Ningxia Electric Power Group* held by Huadian Power International Corporation Limited*.

(2)	It was approved that the Company will contribute a capital of RMB2 billion into Ningxia Electric Power Group* upon the completion of such acquisition.

(3)	It was approved that the Chairman of the Company or other persons authorized by the Chairman of the Company will be authorized to deal with all matters and to execute all relevant documents.

It is hereby announced as above.

Documents available for inspection: Resolutions of the 33rd Meeting of the 4th Session of the Board of Aluminum Corporation of China Limited*

The board of directors of
Aluminum Corporation of China Limited*
14 December 2012

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary